SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Olin Corporation

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

680665205

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 783,088 (1)(2)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 783,088 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 783,088 (1)(2)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.5%

(12)	Type of Reporting Person (See Instructions) CO

(1) Susquehanna Securities is an independent broker-dealer which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.

(1)	Names of Reporting Persons Susquehanna Advisors Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 783,088 (1)(2)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 783,088 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 783,088 (1)(2)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.5%

(12)	Type of Reporting Person (See Instructions) CO

(1) Susquehanna Securities is an independent broker-dealer which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.

(1)	Names of Reporting Persons Susquehanna Fundamental Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 33,753 (1)

(6) Shared Voting Power 783,088 (1)

(7) Sole Dispositive Power 33,753 (1)

(8) Shared Dispositive Power 783,088 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 783,088 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.5%

(12)	Type of Reporting Person (See Instructions) OO

(1) Susquehanna Securities is an independent broker-dealer which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Securities

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 749,335 (1)

(6) Shared Voting Power 783,088 (1)

(7) Sole Dispositive Power 749,335 (1)

(8) Shared Dispositive Power 783,088 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 783,088 (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.5%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Securities is an independent broker-dealer which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

Item 1.
(a)	Name of Issuer Olin Corporation (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 190 Carondelet Plaza Suite 1530 Clayton, MO 63105

Item 2(a).

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the common shares, par value $1.00 per share, of the Company (the “Shares”).

(i)   Capital Ventures International

(ii)  Susquehanna Advisors Group, Inc.

(iii) Susquehanna Fundamental Investments, LLC

(iv) Susquehanna Securities

Item 2(b).

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Capital Ventures International is:

P.O. Box 897

Windward 1, Regatta Office Park

West Bay Road

Grand Cayman, KY1-1103

Cayman Islands

The address of the principal business office of each of Susquehanna Advisors Group, Inc., Susquehanna Fundamental Investments, LLC and Susquehanna Securities is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).	Title of Class of Securities Common Shares, par value $1.00 per share
Item 2(e)	CUSIP Number 680665205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The amount beneficially owned by Susquehanna Securities includes options to buy 440,600 Shares.  The Company’s quarterly report, on Form 10-Q, filed with the United States Securities and Exchange Commission on November 1, 2016, indicates that there were 165,272,408 common shares outstanding as of September 30, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2017

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. pursuant to a Limited Power of Attorney, a copy of which was previously filed.		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title:	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Assistant Secretary

SUSQUEHANNA FUNDAMENTAL INVESTMENTS, LLC		SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

I	Limited Power of Attorney*.

II	Joint Filing Agreement*

*Previously Filed